UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 001-14804
CUSIP NUMBER: 03737P306

(Check One): ☐ Form 10-K☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:
OAO TATNEFT

Former Name if Applicable:

Address of Principal Executive Office (Street and Number)
75 Lenin Street

City, State and Zip Code
Almetyevsk, Tatarstan, Russia, 423450

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Form 12b-25 filed with the Securities and Exchange Commission (the “SEC”) by OAO Tatneft (the “Company”) on June 30, 2004, the Form 12b-25 filed with the SEC by the Company on June 30, 2005 and the Reports on Form 6-K furnished to the SEC by the Company on July 23, September 30, and December 6, 2004, March 9, June 20 and November 9, 2005 and March 24, April 21 and June 2, 2006, the finalization of the Company’s financial statements under U.S. generally accepted accounting principles (“U.S. GAAP”) for the years ended December 31, 2003 and December 31, 2004, the audits of these financial statements, and, therefore, the filings of the Company’s Annual Reports on Form 20-F for those years were delayed. As a result, the audit of the Company’s financial statements under U.S. GAAP for the year ended December 31, 2005 (the “2005 financial statements”) has not yet commenced and cannot be completed by June 30, 2006 or July 15, 2006, and accordingly the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 20-F”) cannot be filed by either of those dates. The Company expects that the audit of the 2005 financial statements will commence in early July of 2006. To keep the market informed pending completion of the audit of the 2005 financial statements and the filing of the 2005 20-F, the Company (i) published and furnished to the SEC on Form 6-K on May 16, 2006 its unaudited financial statements for the year ended December 31, 2005 and the first quarter of 2006, prepared in accordance with the Regulations on Accounting and Reporting of the Russian Federation (“RAR”), (ii) included in its annual report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 26, 2006 updated information on its operating activities and certain other matters, (iii) published and furnished to the SEC on Form 6-K on June 26, 2006 its unaudited U.S. GAAP financial statements for the first six months of 2005, (iv) released to the public and furnished to the SEC on Form 6-K on June 27, 2006 the report of its independent oil and gas consultants, Miller and Lents, Ltd., on estimated Proved Reserves, Future Net Revenues, and Present Values of Future Net Revenues of the Company as of January 1, 2006, and (v) intends to release to the public, as soon as reasonably practicable, copies of the Company’s annual report to shareholders, including audited financial statements for the year ended December 31, 2005, prepared in accordance with RAR.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

(Name)	(Area Code)	(Telephone Number)
Vasily Mozgovoi	+7 495	980 52 26

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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OAO TATNEFT

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2006	By: /s/ Vladimir P. Lavuschenko

	Name:	Vladimir P. Lavushchenko
	Title:	Deputy General Director for Economics,
Chairman of Disclosure Committee

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